Exhibit 4.3—Service Agreements of R P Sharpe

COOKSON AMERICA EXECUTIVE COMMITTEE

EMPLOYMENT AGREEMENT

WHEREAS, Cookson America, Inc. (“Company”) employs or proposes to employ the employee identified below (“Employee”) in the capacity identified below (“Management Position”); and

WHEREAS, Company is not prepared to employ or to continue to employ Employee in such capacity unless the terms and conditions of such Employment, and post-termination covenants, are agreed upon by Employee and Company in writing; and

WHEREAS, Employee desires to agree to the covenants relating to his employment and post-employment activities in exchange for the undertakings of Company hereunder.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound by the “Terms” below and otherwise, agree as follows:

TERMS

Agreement Dated: June 1, 1989

Employee Name: Raymond P. Sharpe

Employee Address: 80 Falcon Circle, East Greenwich, RI 02818

Management Position: Vice President, Sector President

Base Salary: $195,000.00                Basic Term:     twenty-four (24) months

Additional Particular Matters (if any) Governed by Non-Disclosure (Paragraph 6) Restrictions (Note: General Provisions of Paragraph 6 apply whether or not completed below):

1. Employment. Company agrees to employ Employee in the Management Position or in such other capacity as Company shall determine, and Employee agrees to accept such employment on the terms and conditions hereafter set forth.

2. Term. The term of employment of Employee pursuant to this Agreement shall commence as of the date hereof and shall continue until terminated upon the number of months identified above (“Basic Term”) written notice by either party to the other of the intent to terminate as of the end of such period, unless otherwise provided in this Agreement. Notwithstanding the foregoing, in the event Employee is or becomes fifty (50) years of age during the term hereof (but before any notice has been given pursuant to the immediately preceding sentence) then, in such event, this Agreement shall continue until terminated upon thirty-six (36) months’ written notice in accordance with the hereinabove provisions. Subsequent to the giving of the above notice, the term of employment shall continue through such Basic Term or thirty-six (36) month period, as applicable; provided, however, after such notice of termination is given Company may, in its discretion, require that Employee cease to perform any services for Company in which case the provisions of Paragraph 13 shall apply.

3. Duties.

(a) Employee shall devote his full time and best efforts and services to his employment aforesaid. He shall at all times serve the best interests of the Company and perform all his duties, reporting to and subject at all times to the direction and supervision of the Board of Directors of the Company (the “Board of Directors”) and the corporate officers of Company, or the authorized representatives of the Board of Directors.

(b) If Employee is elected or appointed a Director of Company or any affiliate or subsidiary of Company during the term of this Agreement, Employee agrees to serve in such capacity, without further compensation; but nothing herein shall be construed as requiring Company, or anyone else, to cause the election or appointment of Employee as such Director. If the Employee is requested by Cookson America, Inc. to serve in the employ of a subsidiary thereof, Employee shall do so and the term “Company” shall mean said Cookson America, Inc. or subsidiary, as appropriate.

(c) While employed by Company, Employee shall not be engaged in any other business activity; but this shall not be construed as preventing him from investing his assets in such form or manner as will not require any services on his part in the operation of the affairs of any company in which such investments are made and which investment or activity is not prohibited by Paragraph 6. Employee further agrees that he will not, directly or indirectly, engage or participate in any activities at any time during the term of this Agreement in conflict with the best interests of Company.

4. Compensation and Benefits.

(a) Employee shall receive regular compensation (the “Base Salary”) at the initial rate per annum indicated under “Terms” above, or such larger amount or amounts as the Company may in its discretion determine from time to time, payable in periodic installments less the usual payroll deductions. The Base Salary prevailing at any time may be reviewed from time to time, and may be increased (but in no event decreased below the amount then prevailing) to the extent, if any, determined by Company in its sole discretion. For all purposes of this Agreement, Base Salary shall mean the prevailing Base Salary at the time in question.

(b) Employee shall also be entitled to participate in all bonus, incentive compensation, profit-sharing, thrift performance share award, stock option, stock appreciation right, retirement or pension, health and accident, Blue Cross/Blue Shield, Major Medical or other hospitalization, or any other fringe benefit programs generally available to all employees of Company in accordance with and subject to the terms and conditions of such programs. Employee’s benefits determined under retirement, disability, savings, thrift, and any other benefit plans shall be determined and calculated (including for purposes of paragraphs 13 and 14 hereof) without regard to any limitations thereon set forth in plan documents or otherwise, based upon the limitations imposed under Section 415 of the Internal Revenue Code of 1986, as amended, or any subsequent provision thereof having a similar intent. To the extent that Employee’s benefits under any retirement, disability, savings, thrift or other benefit plan, calculated as set forth above, are not provided for by or pursuant to any such plan, the Company shall make supplemental payments to the Employee or his beneficiaries in the full amount of the difference at the time or at the times such payments are made to the Employee or his beneficiaries from any such plan.

(c) In addition to the Base Salary, Employee shall be entitled to receive such additional compensation (“Incentive Compensation”), if any, as may from time to time be agreed upon in writing by Employee and Company acting in its sole discretion.

5. Illness or Incapacity; Death.

(a) If during the term of this Agreement Employee should be prevented from performing his duties by reason of illness or incapacity for an aggregate of six (6) months in any twelve (12) month period of the term of this Agreement, then Company may place the Employee on disability and suspend Basic Salary and Incentive Compensation, in which event Company’s disability benefit shall apply but the provisions of Paragraphs 2, 13 and 14 shall continue to apply.

(b) If Employee dies during the term of this Agreement, Company’s death benefits program shall apply and the provisions of Paragraphs 2, 13 and 14 shall not apply.

6. Non-Disclosure of Information. It is understood that the business of the Company is of a confidential nature. During the period of Employee’s employment by Company, Employee may have received and/or may secure confidential information concerning Company or any of Company’s affiliates or subsidiaries which, if known to competitors thereof, would damage Company or its said affiliates or subsidiaries. Employee agrees that during and after the term of this Agreement he will not, directly or indirectly, divulge, disclosure or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of Company or its subsidiaries or affiliates, including, but not limited to, information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment catalogs, customer lists, operating procedures, equipment and methods used and preferred by Company’s customers, and fees paid by them and further including without limitation those items or matters briefly described under “Terms” above. Upon termination of this Agreement, Employee shall promptly deliver to Company all materials of a secret or confidential nature relating to the business of Company or any of its subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of Employee.

7. Trade Secrets. Employee covenants that he shall, while employed by Company, assign, transfer and set over to Company or its designee all right, title and interest in and to all trade secrets, secret processes, inventions, improvements, patents, patent applications, trademarks, trademark applications, copyrights, copyright registrations, discoveries and/or other developments (hereafter “Inventions”) which he may thereafter, alone or in conjunction with others, during or outside normal working hours, conceive, make, acquire or suggest at any time which relate to the products, processes, work, research, or other activities of the Company or any of it subsidiaries or affiliates. Any and all Inventions which are of a proprietary nature and which Employee may conceive, may acquire or suggest, either alone or in conjunction with others, during his employment with Company (whether during or outside normal working hours) relating to or in any way pertaining to or connected with Company’s business, shall be the sole and exclusive property of Company or its designee and Employee, whenever requested to do so by Company, shall, without further compensation or consideration properly execute any and all applications, assignments or other documents which Company or its designee shall deem necessary in order to apply for and obtain Letters Patent of the United States and/or comparable rights afforded by foreign countries for the Inventions, or in order to assign and convey to Company or its designee the sole and exclusive right, title and any interest in and to the Inventions. This obligation shall continue beyond the termination of this Agreement with respect to Inventions conceived or made by Employee during the term of his employment by Company, and shall be binding upon his assigns, executors, administrators and other legal representatives.

8. Covenant Not to Solicit. Employee agrees that during the term of his employment and for a period of the number of months of the Basic Term after the termination of this Agreement for any reason, Employee will not, directly or indirectly, (i) attempt to hire any employee of Company or any affiliate or subsidiary, (ii) assist in such hiring by any other person, (iii) encourage any such employee to terminate his employment with Company or any affiliate or subsidiary, (iv) encourage any customer of Company or any affiliate or subsidiary to terminate its relationship with Company or any affiliate or subsidiary, (v) encourage any supplier of Company or any affiliate or subsidiary to terminate its relationship with Company or any affiliate or subsidiary.

9. Remedies. Employee acknowledges and agrees that Company does not have any adequate remedy for a breach or threatened breach by Employee of any of the provisions of Paragraphs 6, 7 and 8. Company, in addition to, and not in limitation of, any other rights, remedies or damages available to Company at law or in equity, shall be entitled to a permanent injunction in order to prevent or restrain any such breach of threatened breach by Employee or by Employee’s partners, agents, representatives, servants, employers, employees, and/or any and all persons directly or indirectly acting for or with him.

10. Accounting for Profits. Employee covenants and agrees that if he shall violate any of his covenants or agreements under Paragraphs 6, 7 and 8, Company shall be entitled to an accounting and repayment of all profits, compensation, commissions, renumeration or other benefits that Employee directly or indirectly has realized and/or may realize as a result of, growing out of, or in connection with, any such violation. These remedies shall be in addition to, and not in limitation of, any injunctive relief or other rights or remedies to which Company is or may be entitled at law, in equity, or under this Agreement.

11. Reasonableness of Restrictions.

(a) Employee has carefully read and considered the provisions of Paragraphs 6, 7 and 8, and having done so, agrees that the restrictions set forth in these paragraphs, including, but not limited to, the time period of the restrictions set forth in Paragraphs 6, 7 and 8 are fair and reasonable and are reasonably required for the protection of the interests of Company and its officers, directors and other employees.

(b) Employee and Company intend that the covenants set forth in Paragraphs 6, 7 and 8 shall be deemed to be a series of separate covenants, one for each month of the periods specified above. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. In the event that, notwithstanding the foregoing, any of the provision of Paragraphs 6, 7 and/or 8 shall be held to be invalid or unenforceable, the remaining provisions thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts have not been included therein. In the event that any provision of Paragraphs 6, 7 and/or 8 relating to the time period shall be declared by a court of a competent jurisdiction to exceed the maximum time period such court deems reasonable and enforceable, the time period of restriction deemed reasonable and enforceable by the court shall become and thereafter be the maximum time period.

12. Termination for Cause; Voluntary Termination. This Agreement may be terminated for cause (as hereinafter defined) at any time by the Company, upon written notice to Employee; provided, that in the case of alleged acts of gross negligence or willful misconduct, the Company shall give thirty days written notice to Employee of its intention to terminate this Agreement, which notice shall state with particularity the alleged course of behavior which the Company has determined to constitute gross negligence or willful misconduct, and if during such thirty day period Employee shall have cured or ceased such alleged course of behavior, then this Agreement shall not be subject to termination on account thereof. For purposes hereof, the term “cause” shall be defined as: dishonesty; theft; conviction of a felony;

and acts of gross negligence or willful misconduct. If the principal location of the Employee’s employment is changed to a location beyond a 50-mile radius of the current principal location and the Employee gives written notice of voluntary termination within thirty (30) days following the effective date of such relocation, the employment shall be deemed to have been terminated by the Company without cause for purposes of this Agreement. If Employee is terminated for cause or if he voluntarily terminates or abandons his employment, he shall not be entitled to receive any of the payments or benefits described in Paragraph 13 and the notice provisions of Paragraph 2 shall not apply. Employee shall nevertheless be bound by the covenants of Paragraphs 6, 7 and 8 above.

13. Termination Without Cause. In the event that Company terminates Employee’s employment under this Agreement at any time during the term of this Agreement without cause (as defined in Paragraph 12), then in lieu of the notice provisions of Paragraph 2 Company will continue to pay to Employee, as liquidated damages or severance pay or both (such payments to be in lieu of and in replacement for any other payments which might be due to Employee hereunder on account of such termination), his Base Salary and annual Incentive Compensation (such Incentive Compensation to be equal to the average annual Incentive Compensation as a percent of Base Salary paid to the Employee for the most recent number of years equal to the Basic Term for which such Incentive Compensation was paid, hereinafter referred to as the “Average Annual Incentive Compensation”) for a period of (a) the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of Paragraph 2 are applicable at the date of termination) after the date of such termination, or (b) through the expiration of the term of employment as provided in Paragraph 2 (notice of termination having already been given), whichever period is shorter (the “Continuation Period”), so long as Employee has not breached any of the covenants set forth in Paragraphs 6, 7 and 8 above. Base Salary and Incentive Compensation payable pursuant to the foregoing sentence for one-half (1/2) of the Continuation Period shall be paid in a lump sum (less withholding taxes and other customary employee deductions) promptly after termination, and the balance shall be payable commencing at the mid-point of the Continuation Period in equal installments over the balance of the Continuation Period in accordance with the Company’s usual payroll procedures. During the Continuation Period, Company shall also continue, so long as Employee has not breached any of the covenants set forth in Paragraphs 6, 7 and 8 above, life insurance, all health and accident insurance, pension (as provided below), Blue Cross/Blue Shield, Major Medical or other hospitalization benefit programs, as may be generally available from time to time to all employees of Company, but no other employee benefits, such as savings, stock options or the like, or any other benefits, shall be continued except to the extent provided in the following sentences. The benefits provided for in the preceding sentence shall be secondary and supplemental to any comparable benefits provided by another employer. The Employee shall be continued, for the purposes of benefit accrual, participation and vesting, as an “employee” under the Company’s defined benefit pension plan for the Continuation Period. In the event the terms of the Company’s defined benefit pension plan, or Internal Revenue Service or other rules applicable thereto, do not permit such continuation of the Employee for such purposes, the Company shall make supplemental payments to the Employee or his beneficiaries in the full amount of the difference at the time such payments would otherwise have been made to the Employee from such plan. Whether or not the Employee is entitled to receive, or actually receives, the payments and benefits described in this Paragraph 13, the Employee shall be bound by the covenants of Paragraphs 6, 7 and 8 above.

14. Termination Following Change in Control.

(a) For purposes of this Paragraph 14, a “Change in Control” shall mean the occurrence of any of the following:

(i) Cookson Group PLC (“Cookson”) ceases to own such number of shares of the capital stock of the Company as shall enable Cookson to elect a majority of the Board of Directors of the Company, or grants an irrevocable proxy to any person or enters into any other agreement or arrangement pursuant to which Cookson ceases to be able to elect a majority of the Board of Directors of the Company;

(ii) The Company sells all or substantially all of its assets, or Cookson sells all or substantially all of its assets, or merges or consolidates with another corporation and is not the surviving corporation or as the result of which the shareholders of Cookson immediately prior to the consummation of such transaction cease to own, immediately after the consummation of such transaction, stock of Cookson having at least seventy-five percent (75%) of the voting power in the election of directors; or any person, group, corporation or other entity other than Cookson or a wholly-owned subsidiary of Cookson purchases shares of capital stock of Cookson pursuant to a tender offer or exchange offer to acquire any capital stock of Cookson (or securities convertible into capital stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person, group, corporation or other entity in question is the beneficial owner, directly or indirectly, of twenty-five percent (25%) or more of the outstanding capital stock of Cookson having the power to vote in the election of directors; or

(iii) there shall have been a change in a majority of the members of the Board of Directors of Cookson within a 12 month period unless the election or nomination for election of each new director was approved by the vote of two-thirds of the directors of Cookson then in office who were in office at the beginning of the 12 month period.

(b) Notwithstanding any other provision of this Agreement (including, without limitation, Section 2 and 13 hereof), following a Change in Control the Employee’s employment hereunder may be terminated only in accordance with the following:

(i) by the Company, for “cause” as defined in Paragraph 12 of this Agreement;

(ii) by either the Company or the Employee, if the Employee accepts employment or a consulting position with another company;

(iii) by the Employee, if he determines in good faith that there has been any (1) material change by the Company of the Employee’s functions, duties or responsibilities which change would cause the Employee’s position with the company to become of less dignity, responsibility, importance, prestige or scope from that occupied by the Employee during the period immediately preceding the Change in Control, including, without limitation, a diminution in perquisites to which the Employee is currently entitled, such as office size and status, and secretarial and clerical staff, (2) assignment or reassignment by the Company of the Employee to another place of employment more than fifty miles from the Employee’s current place of employment, (3) liquidation, dissolution, consolidation or merger of the Company, or transfer of all or substantially all of its assets, other than a transaction in which a successor corporation with a net worth at least equal to that of the Company assumes this Agreement and all obligations and undertakings of the Company hereunder, (5) reduction in the Employee’s total compensation or any component thereof, as specified in Paragraph 4 above or (6) other material breach of this Agreement by the Company, by written notice to the Company, specifying the event relied upon for such termination and given at any time within 1 year after the occurrence of such event;

(iv) by the Company upon the death of the Employee, in which event the provisions of Paragraph 5(b) of this Agreement shall apply.

(c) In the event of any termination of the Employee’s employment hereunder (i) by the Employee pursuant to clause (iii) of subparagraph (b), above, or (ii) by the Company for any reason other than one of those specified in clauses (i), (ii) or (iv) of subparagraph (b), above, then, within five business days after any such termination the Company shall pay to the Employee the following amounts, and shall provide the Employee and the dependents, beneficiaries and estate of the Employee with the following, as liquidated damages or severance pay or both (such payments to be in lieu of and in replacement for any other payments which might be due to Employee hereunder on account of such termination):

(i) a lump sum cash amount equal to the sum of (a) one-half of the product obtained by multiplying (1) the monthly amount of the Base Salary and one-twelfth the Average Annual Incentive Compensation (as defined in paragraph 13 hereof) which was being paid by the Company to the Employee at the time of such termination, by (2) the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination); plus (b) the present value of one-half the product set forth in (a) above on the basis that such one-half of the product would have been made in equal monthly installments commencing the number of months following the termination equal to one-half the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination);

(ii) a lump sum cash amount equal to the present value of the excess of (1) the aggregate benefit that would have been paid under the Company’s retirement plans as in effect on the date of this Agreement, if the Employee had continued to be employed and to be entitled to service credit for eligibility and benefit purposes during the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination) immediately following such termination over (2) the aggregate benefit actually payable under such retirement plans and any successor retirement plans of the Company. For purposes of such calculation, the following assumptions shall apply: (1) that the Employee would continue to be compensated during the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination) following termination at an annual rate of compensation equal to that used to calculate the payments provided by clause (i) of this subparagraph (c), above, calculated on the basis of the compensation amount used in the benefit formula under the retirement plans; (2) that the Employee is fully vested in the benefit payable under the retirement plans; and (3) that the aggregate benefit that would have been paid under the retirement plans is as of either the normal or early retirement date for which the Employee would have qualified, if the Employee were still employed on that date, whichever would produce the highest present value amount payable under this clause (ii);

(iii) a lump sum cash amount equal to the present value of the contributions which would have been made by the Company or any subsidiary of the Company to the Employee’s account pursuant to any savings or thrift plan maintained by the Company or any subsidiary of the Company in which the Employee was participating immediately prior to such termination, calculated as if the Employee had continued to be employed and to be entitled to such contributions during the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination) immediately following such termination, at a rate of contribution equal to that made by the Company or any subsidiary of the Company during the most recent contribution period preceding such termination; and

(iv) for a period of the number of months equal to the Basic Term (or 36 months if the provisions of the second sentence of paragraph 2 are applicable at the date of termination), commencing with the month in which termination shall have occurred, the Employee shall continue to be entitled to all employee benefits (other than the plans referred to clauses (ii) and (iii), above) provided to the Employee at the time of termination, as if the Employee were still employed during such period under this Agreement, with benefits based upon the compensation used to calculate the payments provided by clause (i) of this subparagraph (c) above, and if and to the extent that such benefits shall not be payable or provided under any such plan, the Company shall pay or provide such benefits on an individual basis. The benefits provided for in the preceding sentence shall be secondary and supplemental to any comparable benefits provided by another employer.

(d) For purposes of calculating the lump sum cash payments provided by subparagraph (c), above, present value shall be determined by using a discount factor equal to one percentage point below the Prime Rate, compounded annually. The “Prime Rate” shall be the base rate on unsecured short-term corporate loans at large U.S. money center commercial banks as reported in the Wall Street Journal (or, if such rate is no longer published, such other base rate on unsecured short-term corporate loans by large money center commercial banks in the United States to their most credit-worthy customers as published by any newspaper or periodical of general circulation) as of the date on which termination shall have occurred.

(e) (i) In the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a

“Payment”), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor thereto) or comparable state or local tax or any interest or penalties with respect to such excise tax or comparable state or local tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”). The Gross-Up Payment shall be equal to the sum of the Excise Tax and all taxes (including any interest or penalties imposed with respect to such taxes) imposed upon the Gross-Up Payment.

(ii) If the Employee determines that a Gross-Up Payment is required, the Employee shall so notify the Company in writing, specifying the amount of Gross-Up Payment required and details as to the calculation thereof. The Company shall within 30 days either pay such Gross-Up Payment (net of applicable wage withholding) to the Employee or furnish an unqualified opinion from Independent Tax Counsel (as defined below), addressed to the Employee and the Company, that there is substantial authority (within the meaning of Section 6661 of the Code) for the position that no Gross-Up Payment is required. “Independent Tax Counsel” means a lawyer with expertise in the area of executive compensation tax law, who shall be selected by the Employee and shall be reasonably acceptable to the Company, and whose fees and disbursements shall be paid by the Company.

(iii) If the Internal Revenue Service or other tax authority proposes in writing an adjustment to the income of the Employee which would result in a Gross-Up Payment, the Employee shall promptly notify the company in writing and shall refrain for at least thirty days after giving such notice, if so permitted by law, from paying any tax (including interest, penalties and additions to tax) asserted to be payable as a result of such proposed adjustment. Before the expiration of such period, the Company shall either pay the Gross-Up Payment or provide an opinion from Independent Tax Counsel to the Employee and the Company as to whether it is more likely than not that the proposed adjustment would be successfully challenged if the matter were to be litigated. If the opinion provides that a challenge would be more likely than not to be successful if the issue were litigated, and the Company requests in writing that the Employee contest such proposed adjustment, then the Employee shall contest the proposed adjustment and shall consult in good faith with the Company with respect to the nature of all action to be taken in furtherance of the contest of such proposed adjustment; provided that the Employee, after such consultation with the Company shall determine in his sole discretion the nature of all action to be taken to contest such proposed adjustment, including (A) whether any such action shall initially be by way of judicial or administrative proceedings, or both, (B) whether any such proposed adjustment shall be contested by resisting payment thereof or by paying the same and seeking a refund thereof, and (C) if the Employee shall undertake judicial action with respect to such proposed adjustment, the court of other judicial body before which such action shall be commenced and the court or other judicial body to which any appeals should be taken. The Employee agrees to take appropriate appeals of any judicial decision that would require the Company to pay a Gross-Up Payment, provided the Company requests in writing that the Employee do so and provides an opinion from Independent Tax Counsel to the Employee and the Company that it is more likely than not that the appeal would be successful.

The Employee further agrees to settle, compromise or otherwise terminate a contest with the Internal Revenue Service or other tax authority with respect to all or a portion of the proposed adjustment giving rise to the Gross-Up Payment, if requested by the Company in writing to do so at any time, in which case the Employee shall be entitled to receive from the Company the Gross-Up Payment. In no event shall the Employee compromise or settle all or any portion of a proposed adjustment which would result in a Gross-Up Payment without the written consent of the Company.

The Employee shall not be required to take or continue any action pursuant to this subparagraph (e) unless the Company acknowledges its liability under this Agreement in the event that the Internal Revenue Service or other tax authority prevails in the contest. The Company hereby agrees to indemnify the Employee in a manner reasonably satisfactory to the Employee for any fees, expenses, penalties, interest or additions to tax which the Employee may incur as a result of contesting the validity of any Excise Tax and to pay the Employee promptly upon receipt of a written demand therefor all costs and expenses which the Employee may incur in connection with contesting such proposed adjustment (including reasonable fees and disbursements of Independent Tax Counsel); provided, however, that the Company shall not be required to pay any amount necessary to permit the Employee’s institution of a claim for refund under this subparagraph (e).

If the Employee shall have contested any proposed adjustment as above provided, and for so long as the Employee shall be required under the terms of this subparagraph (e) to continue such contest, the Company shall not be required to pay a Gross-Up Payment until there occurs a Final Determination (as defined below) of the liability of the Employee for the tax and any interest, penalties and additions to tax asserted to be payable as a result of such proposed adjustment. A “Final Determination” shall mean (A) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final after all allowable appeals by either party to the action have been exhausted, the time for filing such appeal has expired or the Company has no right under the terms hereof to request an appeal, (ii) a closing agreement entered into under section 7121 of the code or any other settlement agreement entered into in connection with an administrative or judicial proceeding and with the consent of the Company, or (iii) the expiration of the time for instituting a claim for refund, or if such a claim was filed, the expiration of the time for instituting suit with respect thereto.

(iv) In the event the Employee receives any refund from the Internal Revenue Service or other tax authority on account of an overpayment of Excise Tax, such amount and interest attributable thereto shall be promptly paid by the Employee to the Company

15. Expiration of Term. In the event of the expiration of the term of Employee’s employment pursuant to notice given prior to the occurrence of a Change in Control (as defined in Paragraph 14(a)) pursuant to paragraph 2, Employee’s employment shall terminate and he shall not be entitled to receive any of the payments described in Paragraph 13 or Paragraph 14, above, but Employee shall nevertheless be bound by the covenants of Paragraphs 6, 7 and 8 above.

16. Burden and Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, the Company and Employee, and their respective heirs, personal and legal representatives, successors and assigns.

17. Governing Law. In view of the fact that the principal office of Cookson America, Inc. (the parent of Company, or Company, as the case may be) is located in Providence, Rhode Island, it is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Rhode Island (without giving effect to the principles of conflict of laws).

18. Severability. The invalidity of all or any part of any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

19. Section Headings. The section headings of this Agreement are for convenience or reference only and shall not affect the construction or interpretation of any of the provisions hereof.

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

21. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding by and between Company and Employee with respect to the employment of Employee, and no representations, promises, agreements or understandings, written or oral, not contained herein shall be of any force or effect. This Agreement supersedes all prior agreements. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party intending to be bound. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any other time.

22. Notices. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid, or delivered personally or by courier to the following addresses:

If sent to Company:	Cookson America, Inc. 170 Westminster Street Providence, Rhode Island 02903

With copy to:	John F. Corrigan, Esq. Alder Pollock & Sheehan Incorporated One Hospital Trust Plaza

Providence, Rhode Island 02903

If sent to Employee:	at the address indicated under “Terms” above

IN WITNESS WHEREOF, Company and Employee have duly executed this Agreement as of the day and year first written above.

Company:	Cookson America, Inc.

By:	/s/ RICHARD OSTER
President

Employee:	Raymond P. Sharpe

/s/ RAYMOND SHARPE

Cookson America Inc.

September 13, 1991

Mr Raymond P. Sharpe

80 Falcon Circle

East Greenwich, RI 02818

Re: Employment Agreement

Dear Ray:

This will confirm our understanding regarding the existing Employment Agreement dated 1 June, 1989 (“Agreement”) between you (the “Employee”) and the undersigned corporation (the “Company”). This will acknowledge that we have discussed with you certain concerns you have regarding this agreement. We have requested that you make a career commitment to the Company and that you forego any other opportunities which may be available to you. In order to address those concerns which have been raised, and in consideration of your commitment to the Company, the Company will agree to amend the Agreement.

Accordingly, our Agreement is amended to provide that the basic term is increased from twenty-four months to thirty-six months, effective as of the date hereof. In all other respects, this Agreement shall remain in full force and effect.

Please indicate your agreement by signing where indicated below.

Very truly yours,

COOKSON AMERICA, INC.

By:	/s/ Donald L. Carcieri
Donald L. Carcieri President

AGREED AND ACCEPTED AS OF

THE DATE OF THIS LETTER:

By:	/s/ Raymond P. Sharpe
Raymond P. Sharpe

One Cookson Place, Providence, Rhode Island 02903 Telephone (401) 521-1000 FAX (401) 521-5273

Private and Confidential	Cookson Group plc
Strictly Addressee Only	130 Wood Street, London EC2V 6EQ
Telephone: (0171) 606 4400
Fax: (0171) 606 2851

19 December 1995

Mr Ray Sharpe

80 Falcon Circle

East Greenwich

RI 02818

USA

Dear Raymond

The Board of Directors of Cookson America Inc. (“Cookson”) resolved that in consideration of your agreeing to reduce the basic term under your employment agreement with Cookson America Inc. from 36 months to 24 months, you would be entitled to receive a payment of $479,520, less such witholdings as Cookson America Inc. is obliged to make by State or Federal Law, being the discounted equivalent of one year’s salary and annual incentive payment subject to the conditions set out in this letter.

1.	You hereby agree that the Basic Term as that term is defined in your employment agreement with Cookson America Inc. of 1 June, 1989, as amended on 13 September (“Employment Agreement”), shall be 24 months as from 3 July 1995.

You further agree that you will execute such documents as may be necessary under Rhode Island Law to give effect to this reduction in the Basic Term and to any consequential changes; to confirm that you have no claim under your employment agreement in respect of these changes; and to confirm that there are no further agreements whether oral and/or written between you and Cookson America Inc. affecting your terms of employment.

Registered in England Number 251977 Registered Office as above

2.	Any further tax payable by you in respect of this payment after any witholding will be for your account.

3.	The provisions of this letter shall be governed and construed in accordance with the laws of Rhode Island.

4.	I should be grateful if you would sign and return the attached copy of this letter to indicate that you are in agreement with the terms and conditions.

Yours sincerely

/s/ Stuart Daniels
Stuart Daniels

/s/ Raymond Sharpe
Acceptance: Raymond Sharpe